SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                RESOURCES ACCRUED MORTGAGE INVESTORS LP SERIES 86
                            (Name of Subject Company)


         SUTTER OPPORTUNITY FUND, LLC; SUTTER CAPITAL MANAGEMENT, LLC;
        MP INCOME FUND 15, LLC; MacKENZIE PATTERSON SPECIAL FUND, L.P.;
         MacKENZIE PATTERSON SPECIAL FUND 2, L.P.; MacKENZIE PATTERSON
        SPECIAL FUND 4, LLC; MP FALCON FUND, LLC; MP VALUE FUND 4, LLC;
  PREVIOUSLY OWNED MORTGAGE PARTNERSHIP INCOME FUND 3, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND,
      LTD.; CAL KAN, INC.; MORAGA GOLD, LLC; C.E. PATTERSON; JAMES HILLMAN;
          STEVEN GOLD; THOMAS A. FRAME and MP ACQUISITION COMPANY, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                             Copy to:
Glen Fuller                                  Paul J. Derenthal, Esq
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street                           One Post Street, Suite 575
Moraga, California  94556                    San Francisco, California  94104
(925) 631-9100                               (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                Transaction                          Amount of
                Valuation*                           Filing Fee

                $4,950,060                           $990.01

* For purposes of calculating the filing fee only. Assumes the purchase of 330,004 Units at a purchase price equal to $15 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:
           Form or Registration Number:
           Filing Party:
           Date Filed:

CUSIP NO.   None                   14D-1                     Page 2 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     SUTTER OPPORTUNITY FUND, LLC

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person            792


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                     0.24%


10.  Type of Reporting Person (See Instructions)

          OO

CUSIP NO.   None                14D-1                        Page 3 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

      SUTTER CAPITAL MANAGEMENT, LLC

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person            792


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                     0.24%


10.  Type of Reporting Person (See Instructions)

             OO

CUSIP NO.   None                  14D-1                      Page 4 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

      MP INCOME FUND 15, LLC

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person          3,420


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                     1.04%


10.  Type of Reporting Person (See Instructions)

             OO

CUSIP NO.   None                    14D-1                    Page 5 of ___ Pages


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

     MacKENZIE PATTERSON SPECIAL FUND, L.P.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
    Items 2(e) or 2(f)
                                                                              --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person           3,420


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                              --

9.  Percent of Class Represented by Amount in Row (7)                      1.04%


10. Type of Reporting Person (See Instructions)

            PN

CUSIP NO.   None                14D-1                        Page 6 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

      MP FALCON FUND, LLC

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person          3,420


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                     1.04%


10.  Type of Reporting Person (See Instructions)

             OO

CUSIP NO.   None                    14D-1                    Page 7 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

      MacKENZIE PATTERSON SPECIAL FUND 2, L.P.

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person          3,420


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                     1.04%


10.  Type of Reporting Person (See Instructions)

             PN

CUSIP NO.   None                 14D-1                       Page 8 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

      MacKENZIE PATTERSON SPECIAL FUND 4, LLC

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person          3,420


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                     1.04%


10.  Type of Reporting Person (See Instructions)

             OO

CUSIP NO.   None                  14D-1                      Page 9 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

      MP VALUE FUND 4, LLC

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person          3,420


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                     1.04%


10.  Type of Reporting Person (See Instructions)

             OO

CUSIP NO.   None                 14D-1                      Page 10 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     PREVIOUSLY OWNED MORTGAGE PARTNERSHIP INCOME FUND 3, L.P.

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person          3,420


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                     1.04%


10.  Type of Reporting Person (See Instructions)

             PN

CUSIP NO.   None                14D-1                       Page 11 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             Florida

7.   Aggregate Amount Beneficially Owned by Each Reporting Person          3,420


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                     1.04%


10.  Type of Reporting Person (See Instructions)

             PN

 CUSIP NO.   None              14D-1                        Page 12 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

      ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             Florida

7.   Aggregate Amount Beneficially Owned by Each Reporting Person          3,420


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                     1.04%


10.  Type of Reporting Person (See Instructions)

             PN

 CUSIP NO.   None                14D-1                      Page 13 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

       CAL KAN, INC.

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             Kansas

7.   Aggregate Amount Beneficially Owned by Each Reporting Person          3,420


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                     1.04%


10.  Type of Reporting Person (See Instructions)

             CO

 CUSIP NO.   None              14D-1                        Page 14 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

       C.E. PATTERSON

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person          3,420


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                     1.04%


10.  Type of Reporting Person (See Instructions)

             IN

 CUSIP NO.   None                   14D-1                   Page 15 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

       MP ACQUISITION COMPANY, LLC

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person          3,420


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                     1.04%


10.  Type of Reporting Person (See Instructions)

             OO

CUSIP NO.   None                     14D-1                  Page 16 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     STEVEN GOLD

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person              0


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                         0


10.  Type of Reporting Person (See Instructions)

             IN

CUSIP NO.   None             14D-1                          Page 17 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     THOMAS A. FRAME

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person              0


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                         0


10.  Type of Reporting Person (See Instructions)

             IN

CUSIP NO.   None                  14D-1                     Page 18 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

       MORAGA GOLD, LLC

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person          3,420


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                     1.04%


10.  Type of Reporting Person (See Instructions)

             OO

CUSIP NO.   None                 14D-1                      Page 19 of ___ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     JAMES HILLMAN

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person              0


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                         0


10.  Type of Reporting Person (See Instructions)

             IN

Item 1.      Security and Subject Company.

             (a) This Schedule relates to Units of limited partnership interest (the "Units") in RESOURCES ACCRUED MORTGAGE INVESTORS L.P. - Series 86, a Delaware limited partnership (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 411 West Putnam Avenue, Suite 270, Greenwich, Connecticut 06830.

             (b) This Schedule relates to the offer by SUTTER OPPORTUNITY FUND, LLC; SUTTER CAPITAL MANAGEMENT, LLC; MP INCOME FUND 15, LLC; MacKENZIE PATTERSON SPECIAL FUND, L.P.; MacKENZIE PATTERSON SPECIAL FUND 2, L.P.; MacKENZIE
PATTERSON SPECIAL FUND 4, LLC; MP FALCON FUND, LLC; MP VALUE FUND 4, LLC; PREVIOUSLY OWNED MORTGAGE PARTNERSHIP INCOME FUND 3, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; CAL KAN, INC.; MORAGA GOLD, LLC; C.E. PATTERSON; JAMES HILLMAN; STEVEN GOLD; THOMAS A. FRAME and MP ACQUISITION COMPANY, LLC (collectively the "Purchasers") to purchase any and all outstanding Units at a purchase price equal to $15 per Unit, less the amount of any distributions declared or made with respect to the Units between November 3, 1999 (the "Offer Date") and December 3, 1999 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 1999 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. The Issuer had 330,004 Units issued and outstanding held by approximately 11,500 Unitholders as of March 1, 1999, according to its annual report on Form 10-K for the year then ended.

             (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

             (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I and the Addendum of the Offer to Purchase is incorporated herein by reference.

             (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference. During the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I to the Offer to Purchaser nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.      Past Contacts, Transactions or Negotiations with the Subject
             Company.

             (a)-(b) See the discussion under the caption "Certain Information Concerning the Purchasers" in the Offer to Purchase for information concerning purchases of Units by certain of the Purchasers and their affiliates. In addition, in October 1999 an affiliate of certain of the Purchasers contacted the Partnership to discuss a proposed acquisition by the Purchasers' affiliate of the Partnership and the General Partner's interest. After initially expressing no interest in the transaction, the General Partner advised the Purchasers' affiliate to put its inquiry in writing. The proposal was made in writing, but no response was received from the Partnership or the General Partner. Other than the foregoing, since January 1, 1995, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.

Item 4.      Source and Amount of Funds or Other Consideration.

             (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

             (b)-(c) Not applicable.

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

             (a) - (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference. Other than as set forth therein, the Purchasers have no plans or proposals that would relate to or would result in any of the transactions, changes or other results described in Item 5(a) through (g) of Schedule 14D-1.

             (f)     Not applicable.

Item 6.      Interest in Securities of the Subject Company.

             (a) and (b) The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

             The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.

             (a)(1)  Offer to Purchase dated November 3, 1999

             (a)(2)  Letter of Transmittal

             (a)(3)  Form of Letter to Unitholders dated November 3, 1999

             (a)(4)  Advertisement

             (b)-(f) Not applicable.

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 1999


SUTTER OPPORTUNITY FUND, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

             By:     /s/ ROBERT DIXON
                     Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC

             By:     /s/ ROBERT DIXON
                     Robert Dixon, Manager

MP INCOME FUND 15, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MacKENZIE PATTERSON SPECIAL FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MP FALCON FUND, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MP VALUE FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MP ACQUISITION COMPANY, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MacKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President


MacKENZIE PATTERSON SPECIAL FUND 2, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MORAGA GOLD, LLC

By Moraga Partners, Inc., Member

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

By The David B. Gold Trust, Member

             By:     /s/ STEVEN GOLD
                     Steven Gold, Manager

PREVIOUSLY OWNED MORTGAGE PARTNERSHIP INCOME FUND 3, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

CAL KAN, INC.

By:  /s/ C.E. PATTERSON
       C.E. Patterson, President

/s/ C.E. PATTERSON
 C.E. Patterson


/s/ STEVEN GOLD
Steven Gold

/s/ THOMAS A. FRAME
Thomas A. Frame

/s/ JAMES HILLMAN
James Hillman








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                                  EXHIBIT INDEX


Exhibit             Description                                             Page

(a)(1)              Offer to Purchase dated November 3, 1999

(a)(2)              Letter of Transmittal

(a)(3)              Form of Letter to Unitholders dated November 3, 1999

(a)(4)              Advertisement